EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended September 30,		Nine Months Ended September 30,
(dollars in millions)	2010	2009	2010	2009
Earnings before income taxes	$2,026	$1,539	$5,699	$4,377
Fixed charges	142	160	430	476

Total earnings available for fixed charges	$2,168	$1,699	$6,129	$4,853

Fixed Charges:
Interest expense	$119	$137	$363	$407
Interest component of rental payments	23	23	67	69

Total fixed charges	$142	$160	$430	$476

Ratio of earnings to fixed charges	15.3	10.6	14.3	10.2

The ratio of earnings to fixed charges is computed by dividing total earnings available for fixed charges by the fixed charges. For purposes of computing this ratio, fixed charges consist of interest expense plus the interest factor in rental expense.